UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) (Amendment No. 7)*

THE STANDARD REGISTER COMPANY
(Name of Issuer)

Common Stock
(Title of Class of Securities)

853887206
(CUSIP Number)

Frederick H. Fogel Silver Point Capital, L.P. 2 Greenwich Plaza, First Floor Greenwich, CT 06830 (203) 542-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

January 21, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

13D
1		NAMES OF REPORTING PERSONS

Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,647,233

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

1,647,233

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,647,233

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

20.0% [1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

1   This percentage is calculated based upon 8,227,050 shares of common stock outstanding as of September 28, 2014 as reported in the Issuer's Form 10-Q filed October 31, 2014.

13D
1		NAMES OF REPORTING PERSONS

Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,647,233

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,647,233

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,647,233

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

20.0% [1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

13D
1		NAMES OF REPORTING PERSONS

Robert J. O'Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,647,233

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,647,233

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,647,233

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

20.0% [1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Explanatory Note

This Amendment No. 7 amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on August 12, 2013, as amended by Amendment No. 1 to Schedule 13D filed on October 28, 2013, as amended by Amendment No. 2 to Schedule 13D filed on April 21, 2014, as amended by Amendment No. 3 filed on May 12, 2014, as amended by Amendment No. 4 filed on June 16, 2014, as amended by Amendment No. 5 filed on December 9, 2014 and as amended by Amendment No. 6 filed on December 31, 2014 (as amended, the "Schedule 13D").  Defined terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.                                        Purpose of Transaction.

Item 4(A) of the Schedule 13D is hereby supplemented by adding the following:

First Amendment to First Lien Credit Facility

Effective as of January 21, 2015, SPCP Group, LLC, SPF CDO I, Ltd. and SPCP Group III LLC (the "Lender Funds") and certain affiliates of the Lender Funds entered into a First Amendment to First Lien Credit Agreement and Reaffirmation, by and among the Issuer, the Guarantors, the lenders party thereto and Silver Point Finance, LLC, as administrative agent (the "First Facility Amendment").
Pursuant to the terms, and subject to the conditions of, the First Facility Amendment the parties thereto agreed to, among other things, change the date on which certain financial covenants are measured from December 31, 2014, to February 27, 2015, and the Issuer has provided its prior written approval under Section 4.3 of the Shareholders Agreement to any actions, consents, waivers or agreements hereafter taken by the lenders party to the First Facility Amendment, Silver Point Finance, LLC and their respective affiliates.

First Amendment to Second Lien Credit Facility

Effective as of January 21, 2015, the Lender Funds and certain affiliates of the Lender Funds entered into a First Amendment to Second Lien Credit Agreement and Reaffirmation, by and among the Issuer, the Guarantors, the lenders party thereto and Silver Point Finance, LLC, as administrative agent (the "Second Facility Amendment").

Pursuant to the terms, and subject to the conditions of, the Second Facility Amendment the parties thereto agreed to, among other things, change the date on which certain financial covenants are measured from December 31, 2014, to February 27, 2015, and the Issuer has provided its prior written approval under Section 4.3 of the Shareholders Agreement to any actions, consents, waivers or agreements hereafter taken by the lenders party to the Second Facility Amendment, Silver Point Finance, LLC and their respective affiliates.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information disclosed in Item 4 above is incorporated herein by reference.

Item 7.                      Material to Be Filed as Exhibits

Exhibit	Description of Exhibit
1	Joint Filing Agreement, dated January 23, 2015.
2
Shareholders Agreement, dated as of August 1, 2013, by and among The Standard Register Company, the shareholders named therein and Silver Point Capital, L.P. (incorporated herein by reference to Exhibit 10.5 to The Standard Register Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2013).

3
First Amendment to First Lien Credit Agreement and Reaffirmation, dated as of January 21, 2015, by and among the Standard Register Company, the subsidiary guarantors named therein, Silver Point Finance, LLC, as administrative agent, and the lenders named therein. (Incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on January 22, 2015).

4
First Amendment to Second Lien Credit Agreement and Reaffirmation, dated as of January 21, 2015, by and among the Standard Register Company, the subsidiary guarantors named therein, Silver Point Finance, LLC, as administrative agent, and the lenders named therein. (Incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on January 22, 2015).

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2015	SILVER POINT CAPITAL, L.P.

	By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Its:	Authorized Signatory

/s/ Frederick H. Fogel (as attorney-in-fact on behalf of Edward A. Mulé, individually)
Edward A. Mulé, Individually

/s/ Frederick H. Fogel (as attorney-in-fact on behalf of Robert J. O'Shea, individually)
Robert J. O'Shea, Individually

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them.

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; provided that none of them is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

(iii) This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated: January 23, 2015	SILVER POINT CAPITAL, L.P.

	By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Its:	Authorized Signatory

/s/ Frederick H. Fogel (as attorney-in-fact on behalf of Edward A. Mulé, individually)
Edward A. Mulé, Individually

/s/ Frederick H. Fogel (as attorney-in-fact on behalf of Robert J. O'Shea, individually)
Robert J. O'Shea, Individually